Exhibit 99.1

Infobird, Co. Ltd Announces First Half 2021 Management Financial Results

BEIJING, December 29, 2021 – Infobird Co., Ltd. (Nasdaq: IFBD) (the “Company”), a leading and long-standing software as a service (SaaS) provider with over 10 years of customer engagement experience serving large enterprises in the finance industry in China, today announced its unaudited financial results for the six months ended June 30, 2021.

UNAUDITED INTERIM CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

UNAUDITED INTERIM CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Current assets	$27,078,349	$7,285,853
Other assets	6,057,547	8,668,680
Total assets	33,135,896	15,954,553
Total liabilities	(10,969,160)	(7,823,238)
Total shareholders’ equity	$22,166,736	$8,131,295

UNAUDITED INTERIM CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

OPERATION AND COMPREHENSIVE (LOSS) INCOME

	For the Six Months Ended
	June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Revenues	$4,486,035	$6,232,741
Cost of revenues	3,744,482	2,165,643
Gross profit	741,553	4,067,098
Selling expenses	1,132,238	783,945
General and administrative expenses	1,927,557	838,995
Long live assets impairment	2,371,803	—
Research and development expenses	1,726,751	692,121
(Loss) income from operations	(6,416,796)	1,752,037
Other income (expense), net	183,790	(69,678)
(Loss) income before provision for income taxes	(6,233,006)	1,682,359
Provision for income taxes	32,061	109,818
Net (loss) income	(6,265,067)	1,572,541
Less: Net (loss) income attributable to non-controlling interests	(340,122)	69,179
Net (loss) income attributable to Infobird Co., Ltd	$(5,924,945)	$1,503,362

Net (loss) income	(6,265,067)	1,572,541
Foreign currency translation adjustment	43,705	(59,874)
Comprehensive (loss) income	(6,221,362)	1,512,667
Less: Comprehensive (loss) income attributable to noncontrolling interests	(339,399)	67,911
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO INFOBIRD CO., LTD	$(5,881,963)	$1,444,756
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	21,382,597	19,000,000
(LOSS) EARNINGS PER SHARE
Basic and diluted	$(0.28)	$0.08

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “Management’s Discussion and Analysis”) is designed to provide you with a narrative explanation of the financial condition and results of operations of Infobird Co., Ltd. as of June 30, 2021. Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “Infobird”, the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Infobird Co, Ltd. and its consolidated subsidiaries.

You should read this Management’s Discussion and Analysis in conjunction with our summary of unaudited condensed consolidated interim financial statements information as of and for the six-month period ended June 30, 2021. You should also read this discussion and analysis in conjunction with (i) our audited consolidated financial statements, including the notes thereto, and the section titled “Risk Factors” included in our Registration Statement on Form F-1, as amended (Registration Nos. 333-251234) (the “Registration Statement”) and (ii) our audited consolidated financial statements, including the notes thereto, and the section titled “Risk Factors” included in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on May 14, 2021.

Our unaudited condensed consolidated interim financial statements were prepared in accordance with U.S. GAAP. The Company’s functional currency is the RMB, and its financial statements are presented in U.S. dollars. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding. “PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this Management’s Discussion and Analysis, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in s and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for and market acceptance of its products and services; the Company’s ability to retain and increase the number of its users and customers, expand its SaaS offerings; competition in the SaaS industry; changes in the Company’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the SaaS industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to our business operations, the economy in China, and elsewhere generally; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this Management’s Discussion and Analysis is as of the date of furnishing of this Management’s Discussion and Analysis, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

Management Comments

The year 2021 is a key transition period for the company, as we are shifting from mainly providing customized cloud-based services to providing standard cloud-based services. Since we were in the early stage of making the transition during the first half of 2021, we are experiencing some decrease of total revenue for six months ended June 30, 2021 compared with the same period in 2020. However, we have made solid progress in both the horizontal market as well as the strategic markets in the full year of 2021. In addition, our revenue no longer relies on one single customer in the banking industry, and we are generating our revenue from a variety of customers across industries. In particular, our standard cloud-based revenue grew approximately 28.1% for the six months ended June 30, 2021 compared with the same period in 2020 and we expect it will continue to grow as we move forward with our transition for the second half of 2021 and beyond.

Our total revenue for the six months ended June 30, 2021 decreased by $1.7 million compared with the total revenue for the six months ended June 30, 2020. It was mainly due to the decrease of customized cloud-based service revenue as our customized cloud-based services contract and telecommunications services contract with China Guangfa Bank expired on June 30, 2020 and December 31, 2020, respectively. However, we were on a growing track to provide more standard cloud-based services to our clients for the six months ended June 30, 2021. Our standard cloud-based services revenue increased by approximately $185,000, or 28.1%, for the six months ended June 30, 2021 compared with the same period in 2020. We also have more clients using our AI products, which partly contribute to the approximately 40.2% increase of average revenue per user account. We are also constantly expanding our sales representatives and marketing after the success of our IPO to target the horizontal market and vertical strategic industries such as healthcare and retail, which represents a 44.4% expense increase during the six-month period ended June 30, 2021 compared with the same period in 2020. As of now, we have made some promising achievements in the strategic industries. For instance, our client base for the dental industry as of June 30, 2021 is approximately twelve times of the client base as of January 30, 2021. We have also engaged with several leading consumer products and retail clients both in China and internationally by providing them with our customer engagement solutions, which sets great foundation of future expansion in this specific industry. On December 2, 2021, we acquired a majority stake in Shanghai Qishuo technology Inc, which is a fast-growing SaaS provider for retail store operational improvement. Shanghai Qishuo’s current client base includes some of the leading clothing companies in China and with this addition, we will be able to provide more comprehensive SaaS services to consumer products and the retail industry, covering omni-channel customer engagement solutions and retail store operation optimization solutions.

Although our gross margin decreased by 48.7% to 16.5% for the six months ended June 30, 2021 due to factors such as higher costs of our business process outsourcing (“BPO”) services and lower margin of our business integration solution services involved with hardware solutions, our standard cloud-based services maintained a high profit of 61.6% for the six months ended June 30, 2021. Our operating expenses also increased by approximately $4.9 million, or 209.2%, for the six months ended June 30, 2021 compared with the same period in 2020. The largest portion of our operation expense comes from our long-lived asset impairment which is approximately $2.4 million due to the delay of our construction progress from our subsidiary Guiyang Infobird Cloud Computing Co., Ltd (“Infobird Guiyang”). Approximately $0.2 million of the increase were the professional fees to become a publicly listed company on the Nasdaq Capital Market. We have also increased our spending in selling expenses as well as in research and development, which represented an approximate $0.3 million increase and an approximate $1.0 million increase, respectively. We expect that our selling expense as well as the research and development expense will continue to increase as we expand our sales and marketing and upgrade our products to better serve our clients.

About Infobird Co., Ltd

Business Overview

We are a software-as-a-service, or SaaS, provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China. Leveraging self-developed cloud-native architecture, AI and machine learning capabilities, patented Voice over Internet Protocol or VoIP application technologies, no-code development platform, and in-depth industry expertise, we primarily provide holistic software solutions to help our corporate clients proactively deliver and manage end-to-end customer engagement activities at all stages of the sales process including pre-sales and sales activities and post-sales customer support. We also offer AI-powered cloud-based salesforce management software including intelligent quality inspection and intelligent training software to help our clients monitor, benchmark and improve the performances of agents. We empower our clients with our business value-driven solutions to increase revenue, reduce cost, and enhance customer service quality and customer satisfaction. We currently specialize in serving corporate clients in the finance industry and offer services that are valuable to a broad array of other industries, including the education, public services, healthcare and consumer products industries. We are one of the leading and long-standing domestic SaaS providers in serving large enterprises in the finance industry with over 10 years of experience in customer engagement. We offer a comprehensive portfolio of customer engagement SaaS solutions that are highly intelligent and customizable, with proof of stability and security at scale with concurrence of over 10,000 agents. We continue to innovate by developing technologies that enable us to deliver a series of solutions and services that address the evolving and changing needs of our corporate clientele.

We rely on the following self-developed novel technologies to deliver customizable, high-quality, scalable, configurable, secure, and steady customer engagement solutions.

Our customer engagement services are founded on a series of our customer engagement software, and each may be used on an individual and/or integrated basis. The following are the primary types of our fundamental software:

AI Customer Engagement Software

●	Cloud call center – proprietary technologies that ensure scalable, steady, secure, and flexible access to accounts and support functions that can automatically initiate outbound calls by taking into account available agents, anticipated talk time, and anticipated wait time, and then distribute the answered calls to the agents.
●	Intelligent telemarketing – automatically initiate calls in batch files, which are files often used to help load programs, run multiple processes at a time, and perform common or repetitive tasks, support AI voice Chatbot and collect information from interactions between sales representatives and customers to create labels for each customer and to analyze and predict customer behaviors.
●	Intelligent omni-channel customer service – integrate interactions through telephone calls, videos, emails, social media platforms, websites, and text messages, and provide tickets that can promote business flows across different departments.
●	AI voice Chatbot and AI text Chatbot - multiple rounds of free conversation with customers, referring to the context for better understanding, and recognizing the intentions of customers.

AI Sales Force Management Software

●	Intelligent quality inspection – monitoring and benchmarking performances of sales and customer service representatives, and aiding in the fulfillment of obligations under compliance regulations.
●	Intelligent training – interactive training sessions and tests with computers for sales and customer service representatives

We design our software to be easy to use, customizable and self-operated. We allow our clients to incorporate their business needs and/or approach to customer management in our software by using our self-developed no-code programming technology. Clients may also configure certain parameters and scripts for agents. Our software also allows easy integration with our clients’ call centers, websites and software. Through years of experience serving our clients and analyzing the interactions between our clients and their customers, we have accumulated valuable vertical knowledge of and expertise in our clients’ industries. We continually strive to understand the objectives of our clients at different stages of their businesses to further our understanding on their operating industries. We have integrated this knowledge with our technology to develop software that provides a comprehensive customer experience.

Recent Developments

Acquisition of subsidiary to further expand into consumer products and retail industry.

On December 2, 2021, Beijing Infobird Software Co., Ltd (“Infobird Beijing”) completed its 51% acquisition of Shanghai Qishuo Technology Inc. (“Qishuo”), a SaaS provider of big data analysis to retail stores aimed at operation improvement, for approximately $1.3 million (RMB 8.6 million). Shanghai Qishuo Technology Inc. is a fast-growing provider of consumer product and retail store digitalization solutions. Before the acquisition, its business is mainly focused on shoes and footwear retail stores digital operation transformation. Shanghai Qishuo Technology Inc. gained experience in this market through serving leading clothing brands in China. Qishuo leveraged its deep understanding of retail clothing and footwear store operations to develop its main product, “Retail Rubik’s Cube”, which empowers clients by digital means to better understand and improve their stores’ performance. Qishuo’s Retail Rubik’s Cube has earned the praise of its customers and the product was named “Best Retail Practice Case of Big Data Application in China” in November 2018.

The acquisition of Shanghai Qishuo Technology Inc. marks a key milestone for Infobird that will enable the Company to further penetrate the consumer product and retail industries. As a resource, Qishuo greatly expands the Company’s industry-specific know-how and contributes to the overall digitalized online and offline customer engagement SaaS solutions offered by Inforbird in the consumer products and retail industries. The synergy of Qishuo and the Company’s other subsidiaries will allow the Company to combine industry-specific experiences and products to optimize the Company’s standardized products and offer additional innovative solutions for real business problems, which in turn will create better business results for consumer product and retail customers. With this acquisition, the Company aims to help consumer product and retail enterprises to develop a growth flywheel covering omnichannel customer engagement, customer marketing, customer acquisition, customer retention, and customer fission, and brick-and-mortar store operation optimization.

Public offering on April 22, 2021

On April 22, 2021, the Company completed its initial public offering (IPO) of 6,250,000 ordinary shares, par value $0.001 per share, at a public offering price of $4.00 per share, which resulted in net proceeds to the Company of approximately $21.8 million (RMB 140.8 million) after deducting underwriting discounts and commissions and other expenses.

COVID-19 Update

In December 2019, the novel coronavirus (COVID-19) surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak, and thereafter virtually all countries in North America, Europe and Asia initiated travel restrictions, closed borders and instituted social distancing directives, including “shelter-in-place” directives. Despite the ongoing COVID-19 pandemic, effective control of the pandemic in China enabled us to resume normal business operations in the third quarter of fiscal year 2020. COVID-19 variants began affecting certain regions of China in the third quarter of 2021.

To date, COVID-19 has had certain adverse impacts on our operations. One of our customers has been affected by COVID and requested additional time to pay us, which required us to record additional allowances of $0.3 million. We have not experienced other collection issues and will continue to monitor collections from 2021 and beyond. Our construction progress in Guiyang has been further delayed due to the temporary postponement of certain activities by local government authorities to slow the spread of COVID-19. As a result, for the six-month period ended June 30, 2021, we experienced an impairment of approximately $2.4 million through the delay of our construction progress and land use rights from our subsidiary, Guiyang Infobird.

Any potential impact on our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

Results of Operations

Revenues

Our breakdown of revenues by categories for the six-month period ended June 30, 2020 and 2021, respectively, is summarized below:

	For the Six Months Ended June 30,				Change
	2021	%	2020	%	%
	(Unaudited)		(Unaudited)
Standard cloud-based services	$843,252	18.8%	$658,142	10.6%	28.1%
Customized cloud-based services	—	—%	4,660,918	74.8%	(100.0)%
Business process outsourcing services	1,162,071	25.9%	830,170	13.3%	40.0%
Business integration solution services	2,036,741	45.4%	—	—%	100.0%
Other revenues	443,978	9.9%	83,511	1.3%	431.6%
Total operating revenues	$4,486,035	100.0%	$6,232,741	100%	(28.0)%

Total revenues decreased by approximately $1.7 million, or 28.0%, to approximately $4.5 million for the six months ended June 30, 2021 from approximately $6.2 million for the six months ended June 30, 2020. The decrease was mainly due to the decrease of customized cloud-based service revenue as our customized cloud-based services contract and telecommunications services contract with China Guangfa Bank were expired on June 30, 2020 and December 31, 2020, respectively. The decrease from the total revenues was offset by increase in revenue from standard cloud-based service and business process outsourcing services for the six months ended June 30, 2021 as our business operation were in the process of recovery from the negative impact of COVID-19 pandemic. The decrease also offset by increase in revenue from business integration solution services as we engaged one project for the six months ended June 30, 2021 and none for the same period in 2020.

The change for each revenue stream was as follows:

Standard Cloud-based Services Revenue

Our standard cloud-based services revenue increased by approximately $185,000, or 28.1%, to approximately $843,000 for the six months ended June 30, 2021 compared to approximately $658,000 for the same period in 2020 as our business operations continued to recover from the negative impact of COVID-19 pandemic. Standard cloud-based services revenue represented approximately 18.8% and 10.6% of our total revenue for the six months ended June 30, 2021 and 2020, respectively. The increase of our standard cloud-based service revenue was attributable to increase of our average revenue per user account by approximately 40.2%, despite the decrease in average monthly paid user accounts of 8.6% from 5,121 for the six months ended June 30, 2020 to 4,681 for the same period in 2021. The increase in average revenue per user account was due to reasons such as higher usage of our AI related products and our ability to utilize our customer’s historical data to better identify their needs or demand for our service to increase the amount of services we provide. We expect our standard cloud-based service to continue to recover and grow in a moderate pace through the end of 2021.

Customized Cloud-based Services Revenue

Customized cloud-based services revenue decreased by approximately $4.7 million, or 100%, to $0 for the six-month period ended June 30, 2021 compared to approximately $4.7 million for the same period in 2020. The decrease was due to expiration of our telecommunications services contract with China Guangfa Bank. We expect customized cloud-based services revenue to remain insignificant through the end of fiscal year 2021 and beyond. We may provide customized cloud-based services to mid-to-large enterprises if our current standard SaaS products cannot meet their business needs. As part of our strategic plan, we are focusing on marketing our standard cloud-based services and BPO services where we typically can charge higher prices for our new products and in order to reduce our dependence on our largest customer.

Business Process Outsourcing Services Revenue

BPO service fees increased by approximately $0.3 million or 40%, to approximately $1.2 million for the six month ended June 30, 2021 compared to approximately $0.8 million for the same period in 2020, representing approximately 25.9 % and 13.3% of our total revenues for the six-month period ended June 30, 2021 and 2020, respectively. The increase was mainly attributable to the increase in average monthly paid user accounts by 21.6% from 155 to 188, and increased demand for our services from our customers whose business operations were recovering from the COVID-19 pandemic, which resulted in a 15.2% increase in average revenue per user account. We expect our BPO service to continue to recover and grow in a moderate pace through the end of fiscal year 2021.

Business Integration Solution Services Revenue

We began generating revenue from business integration solution services during the six months ended June 30, 2021. We currently have one customer and the total contract price was approximately $2.0 million. We are responsible for providing hardware procurement, software design and implementation, installation and maintenance service in order to fulfill the contract. Design, integration and installation of hardware and software are considered as one performance obligation, as the customer does not benefit from each individual service on its own stand, but instead is benefited by our provision of these services as a whole. Revenue is recognized after completion of software implementation and hardware installation, and the transfer of control to the customer. We expect to develop and expand our customer base from business integration solution services, and develop our existing customer to become subscribers to our SaaS services with software upgrades and continued services once they are more familiar with our products.

The above business integration solution services contract also requires us to provide post-contract services (“PCS”) which include maintenance and technical support. The provision of maintenance and technical support is considered one single performance obligation because maintenance and technical support are not distinct within the context of the contract. The Company is obligated to provide a single, continuous, integrated service throughout the contract term. As such, we allocate the contract price between revenue from business integration solution services and provision of PCS, using the expected cost plus margin approach. The expected cost plus margin approach requires us to forecast the expected costs of satisfying the performance obligation and then add a reasonable margin for that good or service. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period PCS are expected to be provided. For the six-month periods ended 2021 and 2021, approximately $51,000, and $0 were allocated to PCS, respectively.

The customers that engage with our business integration solution services may subsequently purchase our cloud-based services, which would lead to an increase in standard cloud-based services revenue through the close of fiscal year 2021.

Other Revenues

Other revenues, which consists of data analysis and other technical consulting services as requested by our customers on needed basis, amounted to approximately $444,000 and $84,000 for the six months ended June 30, 2021 and 2020, respectively, representing approximately 9.8% and 1.3% of our total revenues for the six months ended June 30, 2021 and 2020, respectively. The increase was mainly due to our business operations recovering from COVID-19 economic conditions as customers’ demand for our services grew in the first and second quarters of fiscal year 2021. As we focus our operations on cloud-based SaaS, we expect that other revenues, including data analysis and other technical consulting services, will continue to represent an insignificant portion of our total revenues.

Cost of Revenues

Our breakdown of cost of revenues by category for the six-month periods ended June 30, 2020 and 2021, respectively, is summarized below:

	For the Six Months Ended June 30,		Change
	2021	2020	%
	(Unaudited)	(Unaudited)
Standard and customized cloud-based services	$323,923	$1,394,070	(76.8)%
Business process outsourcing services	1,135,402	707,979	60.4%
Business integration solution services	1,915,317	—	100.0%
Other revenues	369,840	63,594	481.6%
Total cost of revenues	$3,744,482	$2,165,643	72.9%

Total cost of revenues increased by approximately $1.6 million, or 72.9%, to approximately $3.7 million for the six months ended June 30, 2021 from approximately $2.2 million for the six months ended June 30, 2020.

Cost of revenues incurred by standard and customized cloud-based services decreased by approximately $1.1 million, or 76.8%, for the six-month period ended June 30, 2021 compared to the same period in 2020. No cost was generated from customized cloud-based services for the six-month period ended June 30, 2021 because our service contracts with China Guangfa Bank, a major customer for customized cloud-based services, expired in 2020.

Cost of sales for BPO services increased by approximately $0.4 million, or 60.4%, for the six-month period ended June 30, 2021 compared to the same period in 2020. The increase was due to increase in outsourced BPO service for the six-month period ended June 30, 2021.Our cost of revenue consisted mainly of salary costs for in house and outsourced customer representatives. Our in-house customer services representatives have more experience and possess more specific knowledge of our software, which are necessary to serve our clients that require a higher level of customer service, such as our bank clients, our in-house representatives also supervise outsourced representatives. Our outsourced representatives generally perform more basic customer services for smaller customers. As of June 30, 2021 and 2020, we maintained a total of 171 and 173 in-house customer service representatives, respectively. Although our total revenue for BPO increased, revenue for our bank clients for the six months ended June 30, 2021 decreased, we are maintaining the work team as we develop new potential banking clients. We increased our outsourced operators from third parties contractors to 72 for the six months ended June 30, 2021 from 42 for the six months ended June 30, 2020 to meet the increased demand of our other customers. The outsourced operators usually handled more basic customer service requests.

Cost of business integration solution services increased by approximately $1.9 million, or 100%, for the six-month period ended June 30, 2021 compared to the same period in 2020. The cost of business integration solution services primarily consisted of the cost of labor for software development and integration and hardware cost. The increase in cost of business integration solution services was in line with the increase in revenue from business integration solution services.

Cost of sales for other revenues increased by approximately $0.3 million, or 481.6%, for the six-month period ended June 30, 2021 compared to the same period in 2020. The increase was in line with the increase in other revenues as the Company continues to recover from the negative economic effects of the COVID-19 pandemic.

Gross Profit

Our gross profit from our major revenue categories is summarized as follows:

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020	Change	Percentage Change
	(Unaudited)	(Unaudited)
Standard and customized cloud-based services
Gross profit	$519,326	$3,924,990	$(3,405,664)	(86.8)%
Gross margin	61.6%	73.8%	-12.2%

Business process outsourcing services
Gross profit	$26,666	$122,191	$(95,525)	(78.2)%
Gross margin	2.3%	14.7%	-12.4%

Other services
Gross profit	$74,137	$19,917	$54,220	272.2%
Gross margin	16.7%	23.8%	-7.2%

Business integration solution services
Gross profit	$121,424	—	121,424	100.0%
Gross margin	6.0%	—	100.0%

Total
Gross profit	$741,553	$4,067,098	$(3,325,545)	(81.8)%
Gross margin	16.5%	65.3%	-48.7%

Our gross profit decreased by approximately $3.3 million to approximately $0.7 million for the six months ended June 30, 2021 from approximately $4.1 million for the six months ended June 30, 2020. The decrease in gross profit was primarily due to decreased revenue from customized cloud-based services, which is attributable to the expiration of China Guangfa Bank’s service contract in 2020. Our gross margin decreased by 48.7% to 16.5% for the six months ended June 30, 2021 from 65.3% for the six months ended June 30, 2020. The decrease of gross margin was mainly due to the following:

(1) the decrease of gross margin by 12.2% from standard and customized cloud-based services due to expiration of China Guangfa’s service contract in 2020, which decreased revenue from customized cloud-based service to zero, and the allocation of all infrastructure related shared costs including employee costs and hosting fees to standard cloud services;

(2) the decrease of gross margin by 12.4% from our BPO services due to decreased revenue from our customers in banking industry and the Company’s continuing need to maintain the same level of in-house service personnel in order to serve future clients with heightened customer service needs.

(3) revenue from business integration solution services involving a lower gross margin, as providing customers with hardware involves a lower margin than providing software services.

Operating Expenses

During the six-month period ended June 30, 2021, we incurred total operating expenses of approximately $7.2 million, an increase in approximately $4.9 million, or 209.2%, as compared to total operating expenses of approximately $2.3 million during the six-month period ended June 30, 2020.

Selling expenses increased by approximately $0.3 million, or 44.4%, to approximately $1.1 million for the six-month period ended June 30, 2021 from approximately $0.8 million for the same period in 2020. The increase was mainly due to an increase in salary and sales department training expenses by approximately $0.3 million, as we allocated more resources to hire and train in-house sales personnel to effectively promote and market our products.

General and administrative expenses increased by approximately $1.0 million, or 129.7%, to approximately $1.9 million for the six-month period ended June 30, 2021 from approximately $0.8 million for the six-month period ended June 30, 2020. The increase was mainly attributable to 1) approximately $0.4 million in amortization expense as more self-development software was placed in service for the six-month period ended June 30, 2021, 2) approximately $0.2 million increase in professional fees, such as accounting and legal services, as we became a public company listed on the Nasdaq Capital Market, and 3) approximately $0.3 million increase in provision for doubtful account, as we reserved additional allowance against long-aging account receivables.

Long-lived asset impairment increased by approximately $2.4 million, or 100.0%, to approximately $2.4 million for the six-month period ended June 30, 2021 from $0 for the six-month period ended June 30, 2020. The increase was attributed to an impairment of approximately $2.4 million of our construction in progress. We provided such impairment for the six-month period June 30, 2021 due to further delays of the project related to local governments’ limitation of economic activities in response to the resurgence of COVID-19 variants.

Research and development expenses increased by approximately $1.0 million, or 149.5%, to approximately $1.7 million for the six-month period ended June 30, 2021 from approximately $0.7 million for the six-month period ended June 30, 2020. The increase was mainly because we incurred approximately $0.8 million more expenses from third-party service providers in connection with the product development for the six-month period ended June 30, 2021. The increase may also be attributed in part to an approximate $0.2 million increase in salary expenses. Development of certain of our products was completed in 2020 and these products entered into the post-development stage during the six-month period ended June 30, 2021. As a result, we incurred more expenses during the post-development stage related to product maintenance and enhancement, which were expensed in accordance with ASC 350-40. We also began developing five new products during the six-month period June 30, 2021. Expenses incurred during the preliminary stage from these products need to be expensed in accordance with ASC 350-40.

Other income (expense), net

Total other income, net was approximately $0.2 million for the six-month period ended June 30, 2021 and total other expense, net was approximately $70,000 for the six-month period ended June 30, 2020.

Interest income for the six-month period ended June 30, 2021 and 2020 amounted to $4,685 and $3,598, respectively. Interest income mainly consists of bank interest income.

Interest expense increased to approximately $0.2 million for the six-month period ended June 30, 2021 from approximately $0.1 million for the six-month period ended June 30, 2020 as we borrowed four additional loans from varies financial institution. See Loan section below.

Other income mainly consisted cash received from a government grant. Other income increased to approximately $0.4 million for the six-month period ended June 30, 2021 from approximately $60,000 for the six-month period ended June 30, 2020.

Cash received from government subsidies increased by approximately $0.3 million to approximately $0.4 million for the six-month period ended June 30, 2021 from approximately $32,000 for the six-month period ended June 30, 2020, as the Company received government grants for becoming a publicly traded company in the United States in April 2021.

Provision for income taxes

We recorded provision for income taxes of approximately $32,000 for the six-month period ended June 30, 2021 compared to income tax provision of approximately $110,000 for the six-month period ended June 30, 2020. The decrease was mainly attributed to lower taxable income as well as more amortization expense from capitalized software development cost for the six-month period ended June 30, 2021 compared to the same period in 2020.

Net (loss) income

Our net income decreased by approximately $7.8 million, or 498.4%, to approximately $6.3 million net loss for the six-month period ended June 30, 2021, from approximately $1.6 million net income for the six-month period ended June 30, 2020. Such change was the result of the combination of the changes described above.

Net income (loss) attributable to Infobird Co., Ltd

After deducting non-controlling interests of approximately $340,000, net loss attributable to our holding company Infobird Co. Ltd. decreased from approximately $1.5 million net income for the six-month period ended June 30, 2020 to approximately $5.9 million net loss for the six-month period ended June 30, 2021.

Basic and diluted (loss) earnings per share

 Basic and diluted losses per share were $0.28 for the six-month period ended June 30, 2021, compared to basic and diluted earnings per share of $0.08 in the same period of 2020.

Cash equivalents and short-term investments

As of June 30, 2021, we had cash of approximately $9.6 million compared to approximately $1.7 million as of December 31, 2020. Short-term investments is a part of our cash management which represents investments in a wealth management product from third party with underlying in cash, bonds and equity funds. The investments can be redeemed upon three months’ notice and their carrying value approximates their fair values. As of June 30, 2021, we had short-term investment of approximately $12.6 million.

Loans

In February and March 2021, our subsidiary, Infobird Beijing, renewed two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for general business operation purposes. The loans bear interest at a rate of 4.8% and mature in February 2022 and March 2022.

On February 5, 2021, our subsidiary, Infobird Beijing, obtained a line of credit in the amount of $0.3 million (approximately RMB 2,000,000) from BOC Fullerton Community Bank with an annual interest rate of 8.5%, due on February 4, 2024.

On February 5, 2021, our subsidiary, Infobird Beijing, obtained a line of credit in the amount of $0.5 million (approximately RMB 3,000,000) from Shanghai Pudong Development Bank with an annual interest rate of 4.35% to be due on February 5, 2022.

In March 31, 2021, our subsidiary, Infobird Beijing, entered into a two-year line of credit agreement with China Merchant Bank pursuant to which Infobird Beijing may borrow up to approximately RMB 5,000,000 (approximately $0.8 million) for operations purposes. The loans bear interest at a rate of 6.5% and mature in March 2022.

CONTACT:

Infobird Co., Ltd

Yimin Wu, Chief Executive Officer and Chairman of the Board of Directors

wuym@infobird.com

86-010-52411819

Infobird Co., Ltd Investor Relations

TraDigital IR

Kevin McGrath

+1-646-418-7002

kevin@tradigitalir.com

SOURCE:

Infobird Co., Ltd.